SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

AMENDMENT NO. 1 TO
SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

KEYNOTE SYSTEMS, INC.
(Name of Subject Company (issuer))

KEYNOTE SYSTEMS, INC., ISSUER
(Names of Filing Persons (identifying status as offeror, issuer or other person))

COMMON STOCK, $0.001 PAR VALUE PER SHARE
(Title of Class of Securities)

493308100
(CUSIP Number of Class of Securities)

John J. Flavio
Chief Financial Officer
Keynote Systems, Inc.
777 Mariners Island Blvd.
San Mateo, CA 94404
(650) 403-2400
(Name, Address and Telephone Number of Person Authorized  to Receive Notices and Communications on behalf of filing persons)

Copies to:
Matthew P. Quilter, Esq.
Jeffrey R. Vetter, Esq.
Fenwick & West LLP
Two Palo Alto Square
Palo Alto, California 94306

Calculation of Filing Fee

Transaction Valuation(1)	Amount of Filing Fee(2)
$80,000,000	$7,360

(1)	Calculated solely for purposes of estimating the filing fee. This amount is based upon the purchase of 10,000,000 shares of common stock at the maximum tender offer price of $8.00 per share.
(2)	Previously paid.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$7,360	Filing Party:	Keynote Systems, Inc.
Form or Registration No.:	Schedule TO	Date Filed:	October 29, 2002

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

SCHEDULE TO

This Amendment No. 1 (this “Amendment”) to Issuer Tender Offer Statement on Schedule TO is filed by Keynote Systems, Inc., a Delaware corporation, in connection with its offer to purchase 10,000,000 shares of its common stock, $0.001 par value per share, including the associated preferred stock purchase rights issued under the Rights Agreement, dated as of October 25, 2002, between Keynote and American Stock Transfer & Trust Company, as Rights Agent, at a price specified by Keynote that is not greater than $8.00 nor less than $7.00 per share, net to the seller in cash, without interest, at which Keynote stockholders have indicated they are willing to sell their shares. Keynote’s offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase dated October 29, 2002 (the “Offer to Purchase”) and in the related Letter of Transmittal (the “Letter of Transmittal”), which together, as they may be amended or supplemented from time to time, constitute the offer. This Amendment amends and supplements the Issuer Tender Offer Statement on Schedule TO originally filed by Keynote on October 29, 2002 (the “Schedule TO”) as set forth below. This Amendment and the Schedule TO are intended to satisfy the reporting requirements of Section 13(e) of the Securities Exchange Act of 1934, as amended.

Item 1.    Summary Term Sheet.

Item 1 of the Schedule TO and the “Summary Term Sheet” of the Offer to Purchase are hereby amended and supplemented to replace the sentence “If we have not accepted for payment the shares you have tendered to us, you may also withdraw your shares after 12:00 midnight, Eastern Time, on Thursday, December 26, 2002,” appearing in the paragraph immediately following the question “Once I have tendered shares in the offer, can I withdraw my tender?” on page iii with the following:

“If we have not accepted for payment the shares you have tendered to us, you may also withdraw your shares after 12:01 a.m., Eastern Time, on Friday, December 27, 2002.”

Item 4.    Terms of the Transaction.

(i)    Item 4 of the Schedule TO is hereby amended and supplemented as set forth above under Item 1 of this Amendment.

(ii)    Item 4 of the Schedule TO and Section 3 of the Offer to Purchase (“Procedures for Tendering Shares”) are hereby amended and supplemented to replace the sentence “If you desire to tender shares at more than one price, you must complete a separate Letter of Transmittal for each price at which shares are tendered, provided that the same shares cannot be tendered (unless properly withdrawn previously in accordance with Section 4) at more than one price,” on page 5 of the Offer to Purchase with the following:

“If you desire to tender some shares at one price and other shares at a different price, you must complete a separate Letter of Transmittal for the portion of shares tendered at each price, provided that the same shares cannot be tendered (unless properly withdrawn previously in accordance with Section 4) at more than one price.”

(iii)    Item 4 of the Schedule TO and Section 3 of the Offer to Purchase (“Procedures for Tendering Shares”) are hereby amended and supplemented to add the following sentence:

“Keynote will not use a certification that a tendering stockholder has read and agreed to the terms of the offer as a defense to an action brought against Keynote by such stockholder asserting a violation of securities laws.”

(iv)    Item 4 of the Schedule TO and Section 4 of the Offer to Purchase (“Withdrawal Rights”) are hereby amended and supplemented to replace the first paragraph in Section 4 of the Offer to Purchase with the following:

“Except as otherwise provided in this Section 4, tenders of shares under the offer are irrevocable. Shares tendered under the offer may be withdrawn at any time before the expiration date and, unless we have already accepted the shares for payment under the offer, at any time after 12:01 a.m., Eastern Time, on Friday, December 27, 2002.”

(v)    Item 4 of the Schedule TO and Section 4 of the Offer to Purchase (“Withdrawal Rights”) are hereby amended and supplemented to add the following sentence:

“If you tendered some of your shares at one price and other shares at different prices using more than one Letter of Transmittal (as described in Section 3), you must send a separate notice of withdrawal for the particular Letter of Transmittal that you desire to withdraw by identifying in each notice of withdrawal the relevant Letter of Transmittal by specifying the price per share at which you tendered the shares that you are withdrawing.”

(vi)    Item 4 of the Schedule TO and Section 6 of the Offer to Purchase (“Conditions of the Offer”) are hereby amended and supplemented to replace the clause “materially impair the contemplated benefits of the offer to us” on page 11 of the Offer to Purchase with the following:

“materially impair the contemplated benefits to us described under “Purpose of the Offer” in Section 2”

(vii)    Item 4 of the Schedule TO and Section 6 of the Offer to Purchase (“Conditions of the Offer”) are hereby amended and supplemented to replace the clause “any significant decrease in the market price of our common stock” on page 12 of the Offer to Purchase with the following:

“any decrease by more than 10% from the closing price on October 25, 2002 in the market price of our common stock”

(viii)    Item 4 of the Schedule TO and Section 6 of the Offer to Purchase (“Conditions of the Offer”) are hereby amended and supplemented to add the following sentence:

“All conditions to the offer, other than those dependent upon receipt of necessary government approvals, must be satisfied or waived prior to the expiration of the offer.”

(ix)    Item 4 of the Schedule TO and Section 10 of the Offer to Purchase (“Interest of Directors and Executive Officers; Transactions and Arrangements Concerning Shares”) are hereby amended and supplemented to add the following items:

“The following table provides details regarding the date, number of shares of common stock and prices paid per share in each of the open market purchases of our common stock effected by us under our stock repurchase program during the 60 days prior to October 29, 2002:

Trade Date	Number of Shares	Price Per Share
August 28	5,000	7.22
August 29	12,900	7.39
August 30	15,500	7.46
September 3	12,000	6.98
September 4	3,000	6.92
September 5	9,000	6.95
September 6	6,500	7.17
September 9	8,000	6.98
September 11	250,000	6.88

September 12	2,700	6.75
September 13	6,500	6.92
September 16	2,500	6.85
September 18	25,000	6.70
September 20	16,500	6.59
September 23	14,500	6.70
September 24	355,900	6.47
September 25	4,000	6.66
September 26	9,000	6.70
September 27	5,000	6.69

On October 7, 2002, Keynote issued 111,000 shares of its common stock to a privately-held company in exchange for substantially all of the assets of that company.”

Item 5.    Past Contacts, Transactions, Negotiations and Agreements.

Item 5 of the Schedule TO is hereby amended and supplemented as set forth above under Item 4(ix) of this Amendment.

Item 6.    Purposes of the Transaction and Plans or Proposals.

Item 6 of the Schedule TO and Section 2 of the Offer to Purchase (“Purpose of the Offer; Material Effects of the Offer”) are hereby amended and supplemented to add the following sentence:

“We currently intend to continue as a publicly-traded company, and do not plan to effect any open-market stock repurchases that would cause our common stock to be ineligible to be listed on the Nasdaq National Market.”

Item 8.    Interest in Securities of the Subject Company.

Item 8 of the Schedule TO is hereby amended and supplemented as set forth above under Item 4(ix) of this Amendment.

Item 10.    Financial Statements.

Item 10 of the Schedule TO is hereby amended and supplemented to delete the sentence appearing thereunder and replace it with “Not applicable.”

Item 11.    Additional Information.

(i)    Item 11 of the Schedule TO is hereby amended and supplemented as set forth above under Item 4(ix) of this Amendment.

(ii)    Item 11 of the Schedule TO and the section entitled “Forward-Looking Statements” in the Offer to Purchase are hereby amended and supplemented to replace the final paragraph on page vi of the Offer to Purchase with the following:

“You should also carefully review the risks described in the other documents we file with the Securities and Exchange Commission, including our annual report on Form 10-K for the fiscal year ended September 30, 2001, our quarterly reports on Form 10-Q for the quarters ended December 31, 2001, March 31, 2002 and June 30, 2002 and any current reports on Form 8-K filed during the current fiscal year, all of which are incorporated by reference in this Offer to Purchase. You should assume that the information appearing in this Offer to Purchase is accurate as of the date on the front cover of this Offer to Purchase only. Notwithstanding any statement in this Offer to Purchase or in any document incorporated by reference in this Offer to Purchase, the safe harbor protections of the Private Securities Litigation Reform Act of 1995 do not apply to statements made in connection with a tender offer.”

(iii)    Item 11 of the Schedule TO and Section 9 of the Offer to Purchase (“Certain Information Concerning Keynote”) are hereby amended and supplemented to delete the clause “, which are incorporated by reference in this Offer to Purchase,” appearing in the final paragraph on page 16 of the Offer to Purchase.

(iv)    Item 11 of the Schedule TO and Section 9 of the Offer to Purchase (“Certain Information Concerning Keynote”) are hereby amended and supplemented to delete the clause “, which are incorporated by reference in this document,” appearing in the carryover paragraph on page 19 of the Offer to Purchase.

(v)    The Letter of Transmittal is hereby amended and supplemented to replace the clause “the undersigned has read and agrees to all the terms of the offer” on page 4 of the Letter of Transmittal with the following:

“the undersigned has read all the terms of the offer.”

(vi)    Item 11(b) of the Schedule TO is hereby amended and supplemented to delete the sentence appearing thereunder and replace it with the following:

“The information set forth in the Offer to Purchase and the related Letter of Transmittal, each as may be amended and supplemented form time to time, copies of which are filed as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively, is incorporated herein by reference.”

Item 12.    Exhibits.

(a)(1)(A)	Offer to Purchase dated October 29, 2002.(1)

(a)(1)(B)	Letter of Transmittal, including Substitute Form W-9 and Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.(1)

(a)(1)(C)	Notice of Guaranteed Delivery.(1)

(a)(1)(D)	Letter to Keynote’s Stockholders dated October 29, 2002.(1)

(a)(1)(E)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees dated October 29, 2002.(1)

(a)(1)(F)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees dated October 29, 2002.(1)

(a)(1)(G)	Letter to Participants in Keynote’s 1999 Employee Stock Purchase Plan dated October 29, 2002.(1)

(a)(2)-(4)	Not applicable.

(a)(5)(A)	Press Release issued by Keynote on October 28, 2002.(2)

(a)(5)(B)	Script of October 28, 2002 Keynote conference call.(2)

(a)(5)(C)	Summary Advertisement dated October 29, 2002.(1)

(b)	Not applicable.

(d)(A)	1999 Equity Incentive Plan and related forms of stock option agreement and stock option exercise agreement.(3)

(d)(B)	Employment Agreement between Keynote and Umang Gupta dated December 9, 1997.(4)

(d)(C)	Amendment Agreement between Keynote and Umang Gupta dated November 12, 2001.(5)

(g)	Not applicable.

(h)	Not applicable.

(1)	Previously filed with Schedule TO filed on October 29, 2002.
(2)	Previously filed with Schedule TO filed on October 28, 2002.
(3)	Previously filed as Exhibit 10.04 to Keynote’s Registration Statement on Form S-1 (Reg. No. 333-82781), as amended, filed with the Securities and Exchange Commission on August 23, 1999.
(4)	Previously filed as Exhibit 10.08 to Keynote’s Registration Statement on Form S-1 (Reg. No. 333-82781) filed with the Securities and Exchange Commission on July 13, 1999.
(5)	Previously filed as Exhibit 10.01 to Keynote’s Quarterly Report on Form 10-Q (File No. 000-27241) filed with the Securities and Exchange Commission on February 14, 2002.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

KEYNOTE SYSTEMS, INC.

By:	/S/ JOHN J. FLAVIO
Name:	John J. Flavio
Title:	Senior Vice President of Finance and Chief Financial Officer

Date: November 8, 2002